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[GKH LAW OFFICES Letterhead]


                                                        February 9, 2006
                                                        Our ref: 10137
VIA EDGAR
---------
Securities and Exchange Commission
100 F Street NE
Washington DC 20549
Attention: William Choi, Branch Chief


Re:     DELTA GALIL INDUSTRIES LTD.
        ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004
        FILED JUNE 27, 2005
        FILE NO. 0-30020
--------------------------------------------------------------------------------

Ladies and Gentlemen:

        Delta Galil Industries Ltd. (the "Company") submitted the above-referenced filing on June 27, 2005, and received comments of the Staff of the Securities and Exchange Commission (the "Staff") by letter dated December 19, 2005 from William Choi, Branch Chief, to Yossi Hajaj, the Chief Financial Officer of Delta Galil.

        Set forth below is each comment and the response of the Company.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING AND FINANCIAL REVIEW AND PROSPECTS, 25

OVERVIEW, PAGE 25

COMMENT:

        1. In future filings, please quantify to the extent practicable the impact of each significant change between periods in key financial data or indicators in circumstances where you describe more than one business reason or cause for an overall change. For example, you should quantify:

                o The increase in sales and/or expenses attributable to the acquisition of Auburn and Burlen, the impact of the strengthening of the NIS, pound sterling and euro and opening of new stores throughout your discussions;

                o The changes in sales to Wal-Mart, Target, Calvin Klein, JC Penny and Victoria's Secret in your discussions of sales by segment on page 29 and the extent to which the changes are attributable to changes in volume and/or prices;


TEL AVIV OFFICE
One Azrieli Center, Round Building
Tel Aviv 67021, Israel
Tel: 972-3-607-4444, Fax: 972-3-607-4422

JERUSALEM OFFICE
1 Shmuel Ha'Nagid Street, 4th Floor
Jerusalem 94592, Israel
Tel: 972-2-623-2683, Fax: 972-2-623-6082

LAW@GKH-LAW.COM  WWW.GKHLAW.COM

                o The write-off of doubtful accounts receivable of K-Mart in your discussion of operating income (loss) by segment in 2003 versus 2002 on page 30;

                o Costs associated with the closure of the manufacturing and warehousing center in Scotland in your discussion of operating incomes (loss) by segment in 2003 versus 2002 on page 30;

                o Losses from operations with certain customers in your discussion of operating income (loss) by segment in 2004 versus 2003 on page 30; and

                o The write-off of other investments in your discussion of other income, net on page 31.

                In addition, please provide an analysis of the underlying causes for each significant change you identify. For example, you should disclose why:

                o Sales to Wal-Mart, Target, Calvin Klein, JC Penny and Victoria's Secret and other existing customers increased or decreased in your discussions of sales by segment on page 29;

                o You experienced losses from operations with certain customers in your discussion of operating income (loss) by segment in 2004 versus 2003 on page 30;

                o Gross profit increased in your discussions of gross profit on pages 31 and 32;

                o Costs to subcontractors increased and materials consumption and wages and salaries decreased in your discussion of cost of revenue on page 32; and

                o The provision for doubtful accounts receivable decreased in your discussion of general and administrative expenses on page 32.

                Please note that items set forth above are just examples of where your disclosure could be improved and not a complete list.

RESPONSE:

                The Company notes the Staff's comments and will make the appropriate changes in future filings.


                                       2
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COMMENT:

        CRITICAL ACCOUNTING POLICIES, PAGE 33

        2. In future filings please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operation results.

RESPONSE:

                The Company notes the Staff's comment and will make the appropriate changes in future filings.

        LIQUIDITY AND CAPITAL RESOURCES, PAGE 36

COMMENT:

        3. In future filings please include an assessment of your liquidity and ability to meet your cash obligations on a short and long term basis. In doing so, please disclose the nature and extent of any legal or economic restrictions an the ability of your subsidiaries to transfer funds to you in the form of dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet your cash obligations. Please refer to Item 5(B) of Form 20-F.

RESPONSE:

                The Company notes the Staff's comment and will make the appropriate changes in future filings.

COMMENT:

        4. In future filings please disclose and provide an analysis of the most significant trends in production, sales and inventory, the state of the order book and costs and selling prices. Please also discuss any known trends or uncertainties that are reasonably likely to have a material effect on your net sales, income, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to Item 5(D) of Form 20-F.

RESPONSE:

                The Company notes the Staff's comment and will make the appropriate changes in future filings.

COMMENT:

        5. In future filings please discuss in a separately-captioned section, your off-balance arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. If you do not have any off-balance arrangements please disclose that fact under the separately-captioned section. Please refer to Item 5(E) of Form 20-F.

RESPONSE:

                The Company notes the Staff's comment and will make the appropriate changes in future filings.

        ITEM 15: CONTROLS AND PROCEDURES, PAGE 61

COMMENT:

        6. Please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act as of the end of the fiscal year. RESPONSE:

                The principal executive and financial officer of the Company is each able to certify as to the effectiveness of the disclosure controls and procedures as at December 31, 2004, but the Company is not proposing to amend the 20-F for 2004. The Company will ensure it appropriately complies with the requirements of Rule 13a-15 or Rule 15d-15 of the Exchange Act as of the end of the fiscal year ending December 31, 2005.

COMMENT:

        7. We note your disclosure that there were no significant changes in your internal controls or in other factors that could significantly affect those controls since the date of your evaluation. In circumstances where you include similar disclosures in future filings, please revise to state that there


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                were no changes in your internal control over financial
                reporting identified in connection with your evaluation that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. In addition, please also confirm to us, if true, that there were no changes in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

RESPONSE:

                The Company will make the appropriate changes in future filings. The Company supplementally confirms to the Staff that there were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, the Company's internal controls over financial reporting.

        FINANCIAL STATEMENT

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

COMMENT:

        8. We note the report of Kesselman & Kesselman on the financial statements of Delta Galil Industries refers to the use of other auditors for the audit of certain subsidiaries. The last sentence in the second paragraph refers to the use of other "registered" public accounting firms in two separate places. Additionally, a reference to "registered" public accounting firms is included in the third and fourth paragraphs of this report. However, it does not appear that Ernst & Young Allied for Accounting & Auditing is registered with the PCAOB. If all of the other auditors are not registered with the PCAOB, the report of Kesselman & Kesselman should be revised to delete these references to the use of other "registered" public accounting firms. Please advise.

RESPONSE:

                In the Auditors' Report, there is a reference to "registered public accounting firms" - this reference relates to two accounting firms: (1) Baker Tilly, which is an accounting firm that is approved as a registered public accounting firm by the Public Company Accounting Oversight Board ("PCAOB"); and (2) Ernst & Young Allied for Accounting & Auditing ("E&Y Egypt"). It is our understanding that this firm is not registered with the PCAOB. The Company's auditors, Kesselman & Kesselman, have historically placed reliance on the work of this firm and have not taken responsibility for E&Y Egypt's work in connection with the issuance of their audit report on the consolidated Company. The entity audited by E&Y Egypt constitutes approximately 9% of the Company's total consolidated assets, 0 % of total consolidated revenues and 0% of total consolidated net income. Therefore, given the lack of significance of this entity to the consolidated financial statements of the Company and the fact that the entity's auditors are not registered with the PCAOB, the Company's auditors, Kesselman & Kesselman have indicated that they will perform audit procedures sufficient for them to not express reliance on the work of E&Y Egypt in future periods, commencing with the audit and related audit opinion for the year ended December 31, 2005.

        CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-7

COMMENT:

        9. Please tell us what the "amounts carried to deferred charges" line item under adjustments to reconcile net income to net cash provided by operating activities represents.

RESPONSE:

                The line item "amounts carried to deferred charges" represents deferred financing charges with respect to bank loans received by the Company. Since such amounts effectively represent an adjustment of the debt's effective interest rate, the Company classifies such costs as operating activities in the statement of cash flows. The amounts relate to bank charges and fees associated with the loan agreements.

COMMENT:

        10. It appears that payments related to restructuring costs should be classified as cash flows form operating activities in accordance with paragraph 23(e) of FAS 95. Please tell us your basis in GAAP for classifying payments related to restructuring cost as cash flows from investing activities or revise.

RESPONSE:

                The Company notes the Staff's comment and will amend the classification in the statement of cash flows on a prospective basis in connection with the filing of the 20-F for December 31, 2005.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-11

        GENERAL

COMMENT:

        11. Please disclose in future filings accumulated balances for each classification of accumulated other comprehensive income (loss) in the notes to your financial statements or on the face of your balance sheet or statement of changes in stockholders' equity. Please refer to paragraph 26 of FAS 130.

RESPONSE:

                The Company's notes the Staff's comment and will comply and provide the disclosures in future filings.

        NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS, PAGE F-19

COMMENT:

        12. We note that customer relationships of Burlen, Inc. represent the only intangible asset recognized apart from goodwill in your acquisitions. Please explain to us why no other intangible assets were acquired and recognized in the Burlen acquisition. Please also explain to us why no intangible assets were acquired in each of the other acquisitions disclosed in this note. In doing so, please:

                o Specifically address the marketing and customer related intangible assets and contract and technology based intangible assets (as illustrated in Appendix A of FAS
                        141) of the acquired businesses; and

                o Describe any intangible assets that were identified and not recognized, and why the assets did not meet the recognition criteria in paragraph 39 of FAS 141.

                In addition, please explain to us how you determined the estimated useful life of the customer relationships of Burlen.

RESPONSE:

                INTANGIBLE ASSETS IN BURLEN

                In December 2004, the Company acquired, through a wholly owned subsidiary, all of the shares of Burlen, a leading private label manufacturer of ladies intimate apparel, with sales of $113 million in 2004. Burlen's customers are mass and mid-market retailers. Burlen has been supplying Wal-Mart, its largest customer, for nearly 40 years. Burlen's design, merchandising and marketing teams are located in New York and its logistics, operations and distribution facilities are located in Tifton, Georgia. Burlen manufactures primarily through subcontractors in the Far East and the Caribbean.

                Sales to Wal-Mart, Burlen's main customer, during the years 2003-4 amounted to 85-90% of Burlen's total revenues. Total revenue from Wal-Mart in 2004 amounted to approximately $97 million. The long term business relationship (40 years) with Wal-Mart is not fixed in an agreement, which the Company advises is not uncommon in this industry. However, sales activities are generally conducted through purchase orders for the coming season. The Company looked to EITF 02-17, par .10 which states the following:

                "The Task Force reached a consensus on Issue 3 that an order or a production backlog arising from contracts such as purchase or sales orders (even if the purchase or sales orders are cancelable) as described in paragraph A19 of STATEMENT 141 is considered a contract subject to paragraph A20. The Task Force observed that under that conclusion, if an entity had a customer relationship with customers through those types of contracts, that customer relationship arises from contractual rights and therefore meets the contractual-legal criterion for recognition as an intangible asset apart from goodwill." As a result, in the allocation of the purchase price, the Company identified the customer relationship with Wal-Mart as a separate intangible asset. The Company did not identify other customer relationships that should be valued separately as an intangible asset, as there was not an established history of repeat sales to other customers.

                With respect to other potential intangible assets in connection with the Burlen acquisition, management identified the assembled workforce. Assembled workforce was identified for the valuation analysis but was incorporated as part of goodwill, on the basis that FAS 141 requires that assembled workforce shall not be recognized as an intangible asset apart from goodwill in a business combination.

                The Company's management also reviewed other potential intangible assets with respect to the Burlen acquisition, as well as on its previous acquisitions and, based on its experience and knowledge with the private label manufacturing in the textile industry, no other intangible assets were identified (none of the intangible assets that are specified under the marketing-related intangible assets and Technology-based intangible assets categories in par. A14 of FAS 141). More specifically, management considered the following:

                o Marketing-related intangible assets: The Company did not recognize any marketing-related intangible assets associated with the Burlen acquisition (such as trademarks or trade names) because, as is typical in the business of manufacturing for private labels, the manufacturer does not own the registered trade name or trademark.

                o Contract-based intangible assets: The Company evaluated existing license agreements and did not recognize any intangible asset since the Company did not identify any economic value in the license agreements since these agreements are renewed periodically and the royalties charged are at market value. Except as explained, the acquired company did not have any other contract-based intangible assets.

                o Technology-based intangibles: Burlen manufactures common and basic clothing products that do not make use of special technology that is unique or patented by Burlen. In fact, in many cases, the manufacturing activities are carried out by subcontractor.

                INTANGIBLE ASSETS IN OTHER ACQUISITIONS

                In response to the Staff's question on why no intangible assets were acquired in each of the other acquisitions disclosed in
                Note 2, the Company submits that the only other material acquisition made by the Company is the 2001 acquisition of Inner Secrets Inc. (a private U.S. company, which operates and sells in the U.S.). At the time of the acquisition, Inner Secrets Inc. had long-term customer relationships with its primary customers. With respect to the allocation of the purchase price relating to this acquisition, management of the Company concluded that it did not buy any intangible assets other than customer relationships. As mentioned above, none of the intangible assets that are specified under the Marketing-related intangible assets and Technology-based intangible assets categories in par. A14 of FAS 141 were identified. The customer relationships of Inner Secrets were not supported by contractual or legal rights. The Company considered the guidance in Par. A21 of FAS 141, which states that if a customer relationship does not arise from a contract, then the customer relationship should be recognized as an intangible asset apart from goodwill if it meets the separability criterion. Exchange transactions for the same asset, or a similar type of asset, provides evidence of separability of a noncontractual customer relationship. The Company determined that there was no such evidence (i.e., the Company could not sell/ transfer/ lease its relationship with one of its acquired customers). Moreover, the Company could not sell its customer relationship without selling the entire acquired entity. Accordingly, the Company determined that it did not purchase any customer related intangible assets that would meet the criteria for recognition apart from goodwill. Hence, the entire excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill. It should be emphasized that, unlike Burlen's transaction, Inner Secrets acquisition took place in 2001 and before issuance of EITF 02-17. According to paragraph 13 of EITF 02-17 the Task Force reached a consensus that such customer relationship should be separated as an intangible asset in business combinations consummated after October 25, 2002.

                ESTIMATED USEFUL LIFE OF CUSTOMER RELATIONSHIPS OF BURLEN

                The Company has determined that the estimated useful life of Burlen's customer relationship with Wal-Mart is approximately 20 years, and that it should be amortized on a straight-line basis. The period of 20 years was considered to be a reasonable period over which the customer relationship will contribute to cash flows, but that such cash flows were not expected to contribute indefinitely. The amortization period is based on the Company's (and Burlen's) historical experience with other customers in the market and based on the longstanding relationship between Burlen and Wal-Mart, which at the date of acquisition, was in existence for nearly 40 years.

        NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT, PAGE F-28

COMMENT:

        13. We not that you have deposited $5.7 million and $5.1 million at December 31, 2004 and 2003 with insurance companies to fund severance pay liabilities. Please tell us whether these deposits are included in the "funds in respect of employee rights upon retirement" line item in your balance sheets on page F-4. If so, please tell us the other items and their amounts included in this balance sheet line item. Otherwise, please tell us the items and their amounts included in the "funds in respect of employee rights upon retirement" line item in your balance sheet for each period presented. Please also tell us, and disclose in future filing, your accounting policies for the invested funds managed by the insurance companies.

RESPONSE:

                The deposits in the amounts of $5.7 million and $5.1 million at December 31, 2004 and 2003 are included in the "funds in respect of employee rights upon retirement", as presented on the consolidated balance sheet.

                The other items included in this balance sheet line item refer to the amounts of $1.1 million and $1 million at December 31, 2004 and 2003, respectively, which relate to the assets of a defined benefit plan that the Company had invested in group annuity contracts with an insurance

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                company in the United States. Such deposits are not considered to be "plan assets".

                The amounts deposited with insurance companies in Israel are marked to market at each balance sheet, which gains and losses recorded in the statement of operations. The Company has noted the Staff's comment and will disclose this accounting policy in the financial statement for the year ended December 31, 2005.

        NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION, PAGE F-43

        ACCOUNTS RECEIVABLE, PAGE F-43

COMMENT:

        14. We note the disclosure on page F-43 regarding your allowance for doubtful accounts and the disclosure of bad debt income (expenses) and allowances charged to expenses in the second paragraph in Note 1 (M) on page F-14. Please provide to us a reconciliation of these disclosures. We assume that the disclosure in Note 12 regarding your allowance for bad debts is intended to meet the requirement of Item 17(a) of Form 20-F to furnish the Schedules required by Rule 12-09 of Regulation S-X. If so, in future filings, please revise your disclosure to include all valuation accounts and reserves including those related to volume discounts and sales returns. Please also disclose additions charged to costs and expenses and additions charged to other accounts separately together with a description of the charges.

RESPONSE:

                The Company notes the Staff's comment regarding the reconciliation of the allowance for doubtful accounts. The following schedule is a more detailed reconciliation of the narrative disclosures on page F-43 regarding the allowance for doubtful accounts and the disclosure of bad debt income (expenses) and allowances charged to expenses in the third paragraph of note 1(M) on page F-14:

                --------------- ------------- ------------------------------ ------------------- ---------------
                DESCRIPTION      BALANCE AT                                   REDUCTION OF        BALANCE AT
                                 BEGINNING     ADDITIONS (SEE (3) BELOW)      ALLOWANCE (SEE      END OF PERIOD
                                 OF PERIOD     CHARGED TO COSTS AND EXPENSES  (1) AND (2) BELOW
                --------------- ------------- ------------------------------ ------------------- ---------------
                Allowance for
                Doubtful
                Accounts         1,038         26                             937                 127
                --------------- ------------- ------------------------------ ------------------- ---------------

                As disclosed in Note 1(M), bad debt income and allowance charged to expenses for the year ended December 31, 2004, presented a total charge of $950 thousand, which is comprised of the following:

                a) Accounts receivable of $110 thousand was provided for in our allowance for doubtful accounts in 2003, was subsequently collected in 2004.

                b) Accounts receivables of $866 were written off in 2003 and subsequently collected in 2004. For accounting purposes, the Company charged the write off in 2003 directly against the accounts receivables and not through the allowance for doubtful accounts, therefore this amount was not disclosed as part of the movement in the allowance in Note 12a.

                c) The Company increased the allowance for doubtful accounts in the amount of $26 thousand, relating to a specific accounts receivable balance that management considers to be uncollectible.

                Based on the above, the net change in the allowance for doubtful accounts amounts of $911 thousand, as disclosed in Note 12a is comprised of the following:

                1) A drawdown of $827 thousand relating to the write-off of accounts receivables. The receivable was previously provided for in prior years, therefore the drawdown of the allowance had no impact on earnings.

                2) Reversal of the allowance related to the receivable that was subsequently collected in 2004, as described in a. above for $110 thousand.

                3) Increase in the allowance of $26 thousand as described in c. above.

                The disclosure in note 12 regarding the allowance for bad debt is intended to meet the requirement of item 17(a) of Form 20-F to furnish the Schedules required by Rule 12-09 of Regulation S-X.

                As of December 31, 2004, the allowance for volume discount is nil. The sales volume discounts are calculated annually at the end of each year such that the customer is credited for the volume discount at the end of each year.

        As to allowance for sales return the disclosure will be revised, in future filings, to include the allowance based on the requirements of Rule 12-09.

        EARNING PER SHARE, PAGE F-47

COMMENT:

        15. In future filing please disclose options that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because to so would have been antidilutive for the periods presented. Please see paragraph 40 (c) of FAS 128.

RESPONSE:

                The Company notes Staff's comment and will revise disclosures in future filings to fully disclose options that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share.

                For the Staff's information, the Company advises that the amount of options that could have potentially diluted basic earnings per share and were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for 2004, 2003 and 2002 was 798,375, 700,250, and
                708,408, respectively.

        NOTE 15 - SEGMENT INFORMATION

COMMENT:

        16. Please disclose in future filings the factors your used to identify your reportable segments, including the basis for organization, and whether operating segments have been aggregated. Please see paragraph 26 of FAS 131. Please tell us whether you identified your retail and wholesale business activities in Israel as separate operating segments. If so, please tell us why the retail and wholesale businesses meet the aggregation criteria set forth in paragraph 17 of FAS 131.

RESPONSE:

                The Company's reportable segments are based on the 5 divisions internally reported and regularly reviewed by the Company's CEO. The Company's CEO is the Company's chief operating decision maker (CODM), for the purpose of making decisions about resources to be allocated to the segment and for assessing its performance. Those 5 operating segments have not been aggregated for segment reporting purposes.

                The local market segment includes the retail and wholesale business activities, which are reported to the CODM as one unit/division, for which discrete financial information of each is not available, and therefore do not meet the definition of an operating segment, as defined in par. 10 of FAS 131. Accordingly, this reportable segment does not include two separate operating segments that have been subject to aggregation.

                The disclosures required pursuant to paragraph 26 of FAS 131 will be provided in our financial statements for the year ended December 31, 2005.

        INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF DELTA TEXTILES (LONDON) LIMITED

COMMENT:

        17. We note the report of Baker Tilly on the financial statements of Delta Textiles (London) Limited states that the financial statements are in conformity with UK GAAP, as well as in conformity with US GAAP. Please tell us whether there are any differences between UK GAAP and US GAAP for Delta Textiles (London) Limited. In this regard, we note that it was unclear whether the financial statements were prepared in accordance with UK GAAP, with a separate reconciliation to US GAAP, or whether UK GAAP and US GAAP resulted in the same amounts for Delta Textiles (London) Limited. If the latter is true, please provide to us a description of Delta Textiles (London) Limited's business, as well as information about their total assets, total liabilities, total revenues, operation income, and net income.

RESPONSE:

                The financial statements of Delta Textiles (London) Limited were prepared in accordance with UK GAAP, with a reconciliation footnote to US GAAP. The immaterial differences between the UK GAAP and US GAAP were taken into account in the preparation of the financial statements.

        REPORT OF ERNST & YOUNG ALLIED FOR ACCOUNTING AUDITING

COMMENT:

        18. We note the report of Ernst & Young Allied for Accounting & Auditing on the financial statements of Delta Sourcing Egypt LLC indicated the financial statements were in conformity with US GAAP. The Staff is not familiar with this accounting firm and it does not appear the firm has previously practiced before the Commission. Please tell us whether the accounting firm is affiliated with the U.S. firm of Ernst & Young LLP through the Appendix K mechanism of the former SEC Practice Session (SECPS) of the American Institute of Certified Public Accountants (AICPA). These SECPS rules established minimum requirements for the pre-filing review of the SEC filing by an expert knowledgeable about US GAAP, PCAOB Standard, U.S. auditor independence and SEC reporting requirements designated by the U.S. firm. The SECPS was replaced by the AICPA's Center for Public Company Audit Firms and the PCAOB adopted these "Appendix K" requirements as part of their Interim Quality Control Standards (Rule 3400T). If Ernst & Young Allied for Accounting & Auditing is not affiliated with the U.S. firm of Ernst & Young LLP through this mechanism, please provide us with additional information regarding the firm and its experience in applying US GAAP, PCAOB Standards, U.S. auditor independence and SEC reporting requirements. We may have further comments.

RESPONSE:

                The Company has been advised by Ernst &Young, Egypt that such firm is one of the leading professional services firms in Egypt. Ernst &Young Allied for Accounting & Auditing is fully integrated with the Middle East firm, which is affiliated with the U.S. firm of Ernst & Young LLP. Globally, this firm operates under common professional, ethical and independence standards. This firm uses the Global Audit Methodology and training programs, as used in each of the E&Y offices around the world, and is linked through an integrated technology platform to provide instantaneous communication and collaboration among team members regardless of location.

                Ernst & Young Egypt, a member of Ernst & Young Global, understands the training and supervision requirements of the PCAOB for participation of staff in an audit for a US public company, all staff at the level of senior and above have the required competency to perform the work to which they are assigned according to PCAOB Auditing Standards. The audit teams are familiar with and comply with the standards, and key members of the engagement team - including the partner, manager, supervisor and senior associates, key associates and specialists
                - have participated in training.

        As the Company has indicated in their response to Comment 8, Kesselman & Kesselman have indicated that they will perform audit procedures sufficient for them to not express reliance on the work of E&Y Egypt in future periods, commencing with the audit and related audit opinion for the year ended December 31, 2005.

COMMENT:

        19. We note that the report of Ernst & Young Allied for Accounting & Auditing refers to the "standards of the Public Company Accounting Oversight Board auditing standards generally accepted in the United States of America.| The reference to auditing standards generally accepted in the United States of America." The reference to auditing standards generally accepted in the United States of America is no longer appropriate or necessary. Please revise to refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please refer to
                Section III D of International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004 located at HTTP:
                //WWW.SEC.GOVE.DIVISION/CORPFIN/INTERMNATL/CFIRDISSUES1104.HTM.

RESPONSE:

                The Company notes the Staff's comment, and wishes to advise the Staff that in future filings, commencing with the December 31, 2005 20-F, the report of Ernst & Young Egypt will not be included in the 20-F - see response to Comment 8 and 18 above.

        EXHIBITS 12.1 AND 12.2


COMMENT:

        20. The certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange should be provided exactly as set forth in Form 20-F, except for the omissions during the transition period until the internal control over financial reporting rules are effective with respect to a particular issuer as stated by the Commission in the adopting release of the Section 404 rules and related changes to certifications. Please revise the certifications files as exhibits in future filing to conform to paragraph 12 of the Instructions as to Exhibits of Form 20-F. Specifically;

                o The reference to "the registrant or registrant's" throughout the certifications should be changed to "the company or the company's;"

                o The reference to Exchange Act Rules 13a-14 and 15d-14 with respect to the definition of disclosure controls and procedures in the introductory language in paragraph
                        (4) should be changed to Exchange Act Rules 13a-15(e) and 15d-15(e);

                o The phrase "or caused such disclosure controls and procedures to be designed under our supervision" should be inserted in paragraph (4)(e);

                o       The reference to "this annual report" in paragraph
                        (4)(a) should be changed to "this report;"

                o Paragraph (4)(b), which may be omitted until you file the first annual report required to contain management's internal control report and thereafter should be changed to paragraph (4)(c);

                o       Paragraph (6) should be changed to paragraph (4)(d);

                o The reference to "the issuers" in your paragraph (6) should be changed to "the company's;"

                o The reference to "financial data" in paragraph (5)(a) should be changed to "financial information;" and

                o The reference to "internal controls" in paragraph (5)(b) should be changed to "internal control over financial reporting."

                Please confirm to us that your modification to the certifications required by paragraph 12 of the Instructions as to Exhibits of Form 20-F were not intended to limit your certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

RESPONSE:

                The Company will make the appropriate changes in future filings. The Company confirms to you that our modifications to the certifications required by paragraph 12 of the Instructions as to Exhibits of Form 20-F were not intended to limit our certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

                                    * * * * *

Please contact the undersigned with any further questions regarding this matter.


                                Very truly yours,

                                /s/ Daniel Gamulka

                                Daniel Gamulka
                                Email: DANIEL@GKH-LAW.COM
                                Direct dial: +972-3-607-4474
                                Fax. +972-3-607-4411


cc: Yossi Hajaj, CFO
    Delta Galil Industries Ltd.


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